Exhibit 99.1

Siyata Mobile Announces Strategic Acquisition of ClearRF, LLC

Acquisition immediately synergistic to Siyata’s growing North American cellular booster business with additional expansion to U.S. manufacturing, providing potential critical access to U.S. military and defense contracts

Vancouver, BC – March 24, 2021 – Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular booster systems, has entered into a definitive share purchase agreement to acquire all the issued and outstanding shares of ClearRF, LLC (ClearRF), for a total purchase price of US$700,000 with a combination of cash and shares. The closing is expected to take place on or before March 31, 2021, and is subject to customary closing conditions.

Headquartered in Spokane, Wash., ClearRF produces M2M (machine-to-machine) cellular amplifiers for commercial and industrial M2M applications. ClearRF enables companies to deploy telemetry systems, remotely monitor and control their M2M applications in real-time and its products combine world-class innovation and industry experience and are designed and manufactured in the U.S.

ClearRF offers patented direct connect cellular amplifiers designed for M2M and “internet-of-things” (IoT) applications, specifically for fixed and mobile M2M applications to connect directly to any cellular router, modem, embedded module or alarm. ClearRF amplifiers provide a consistent, strong cellular signal in low or intermittent signal-challenged environments.

Key Benefits to Siyata:

•	Strategic acquisition to be immediately accretive to net income.
•	ClearRF’s patented RF Passive Bypass technology enables tethered devices to communicate through the amplifier network, even if the amplifier loses power, or when the signal is not required, a key differentiator amongst competitors, in particular for mission-critical applications and first responder vehicles that require constant clear cellular coverage and connectivity.
•	ClearRF’s patented Auto Gain & Oscillation Control detects the level of incoming signal strength and self-adjusts output power to ensure maximum signal strength. This feature is vital for telematics (mobile) M2M applications because the amplifier will be in constant motion and will require periodic self-adjustment based on changing incoming signal environment.

•	ClearRF’s devices are manufactured in the U.S. by Servatron Inc., a turnkey provider of custom, contract manufacturing services. Servatron is an ITAR Registered (International Traffic in Arms Regulations) facility and AS9100D Certified (a quality management system for Aviation, Space and Defense organizations).
•	Siyata will work with Servatron to develop next generation cellular amplifiers for military, government and first responders that require “Made in America” products.

“ClearRF’s products and technology are highly synergistic with Siyata’s rapidly growing cellular booster business and we believe it will enable us to accelerate the penetration of our M2M boosters and our flagship UV-350 in-vehicle IoT communication device, into the large scale in-vehicle modem market and provides us with access to new verticals and a key U.S. manufacturing partner,” said Marc Seelenfreund, CEO of Siyata Mobile. “ClearRF’s U.S. military certified manufacturing partner, Servatron, will also allow Siyata to enter the large-scale U.S. military and government markets that have special budgets for ‘Made in America’ products.”

“We are very excited to be joining forces with an industry disruptor and share the same commitment toward growth through innovation,” said Tod Byers, CEO of ClearRF. “With our combined capabilities, complementary technologies and expanded channels, we expect to accelerate growth within each of our core markets and disrupt the large and growing M2M industry.”

About Siyata Mobile

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation PoC devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enables first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under the symbol “SYTAW”.

Visit siyatamobile.com and unidencellular.com/ to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Sales Department:

Glenn Kennedy, VP International Sales

Siyata Mobile Inc.

416-892-1823

glenn_kennedy@siyatamobile.com

2

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Siyata is using forward-looking statements in this press release when it discusses its belief that the acquisition of ClearRF will be immediately accretive to net income, that ClearRF’s products and technology are highly synergistic with its cellular booster business and its belief that the acquisition will enable it to accelerate the penetration of its M2M boosters and its UV-350 in-vehicle IoT communication device, into the large scale in-vehicle modem market and provide it with access to new verticals and a key U.S. manufacturing partner, and that it intends to work with Servatron to develop cellular amplifiers for military, government and first responders that require “Made in America” products and that ClearRF’s U.S. military certified manufacturing partner will also allow it to enter the large-scale U.S. military and government markets that have special budgets for ‘Made in America’ products. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

3